Exhibit 21

SUBSIDIARIES

The company has a wholly-owned subsidiary, WaveRider Communications (Australia) Pty Ltd. (formerly ADE Network Technology Pty Ltd.) ACN 006 395 026, incorporated under the laws of the State of Victoria, Australia on April 1, 1985

The company has a wholly-owned subsidiary, WaveRider Communications (USA) Inc. (formerly TTI Merger, Inc.), incorporated under the laws of the State of Nevada, on May 19, 1999.

The company has a wholly-owned subsidiary, WaveRider Communications (Canada) Inc. (formerly Major Wireless Communications Inc.), incorporated under the laws of the Province of British Columbia, Canada the 9th day of October, 1996 under no. 0528772.

WaveRider Communications (Canada) Inc. has a wholly-owned subsidiary, JetStream Internet Services Inc., incorporated under the laws of the Province of British Columbia, Canada the 29th day of July, 1997, under no. 0547668.